SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

BNC BANCORP

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

05566T101

(CUSIP Number)

EZRA S. BERGER AQUILINE CAPITAL PARTNERS LLC 535 MADISON AVENUE 24TH FLOOR NEW YORK, NY 10022 (212) 624-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices of Communication)

Copy to:

MARK J. MENTING, ESQ.

SULLIVAN & CROMWELL LLP

125 BROAD STREET

NEW YORK, NY 10004

(212) 558-4000

August 24, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 2 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05566T101	Schedule 13D/A

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D, filed on June 24, 2010, as amended by the first amendment thereto, filed on April 11, 2011, by the second amendment thereto, filed on April 4, 2012, by the third amendment thereto, filed on June 5, 2012, by the fourth amendment thereto, filed on June 8, 2012, and by the fifth amendment thereto, filed on July 20, 2012 (the “Prior Statements”). Capitalized terms used and not defined in this Amendment shall have the meanings set forth in the Prior Statements. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Prior Statements.

Item 3.         Source and Amount of Funds or Other Consideration

As described in Item 4 below, on August 24, 2012, Aquiline BNC Holdings LLC acquired 12,790 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, $1,000 liquidation preference amount per share of BNC (the “Series A Preferred Stock”).

The funds used by Aquiline BNC Holdings LLC to purchase the Series A Preferred Stock were obtained from working capital.

Item 4.         Purpose of the Transaction

On August 24, 2012, Aquiline BNC Holdings LLC acquired 12,790 shares of Series A Preferred Stock at a price of $923.17 per share in an auction conducted by the U.S. Treasury. There are currently 31,260 issued and outstanding shares of the Series A Preferred Stock.

Subject to any necessary regulatory approvals, Aquiline BNC Holdings LLC and its affiliates may seek to acquire additional equity securities of BNC from time to time in connection with a private placement, public offering or open market transactions.

CUSIP NO. 05566T101	Schedule 13D/A

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2012

Aquiline BNC Holdings LLC

By:	Aquiline Financial Services Fund L.P.

By:	Aquiline Capital Partners GP LLC, general partner of Aquiline Financial Services Fund L.P.

By:	Aquiline Holdings II LLC

By:	/s/ Jeffrey Greenberg
Name:	Jeffrey Greenberg
Title:	Authorized Signatory

Aquiline Financial Services Fund L.P.

By:	Aquiline Capital Partners GP LLC, general partner of Aquiline Financial Services Fund L.P.

By:	Aquiline Holdings II LLC

By:	/s/ Jeffrey Greenberg
Name:	Jeffrey Greenberg
Title:	Authorized Signatory

Aquiline Capital Partners GP LLC

By:	/s/ Jeffrey Greenberg
Name:	Jeffrey Greenberg
Title:	Authorized Signatory

Aquiline Holdings II LLC

By:	/s/ Jeffrey Greenberg
Name:	Jeffrey Greenberg
Title:	Authorized Signatory

CUSIP NO. 05566T101	Schedule 13D/A

Aquiline Financial Services Fund (Offshore) L.P.

By:	Aquiline Capital Partners GP (Offshore) Ltd., general partner of Aquiline Financial Services Fund (Offshore) L.P.

By:	/s/ Jeffrey Greenberg
Name:	Jeffrey Greenberg
Title:	Authorized Signatory

Aquiline Capital Partners GP (Offshore) Ltd.

By:	/s/ Jeffrey Greenberg
Name:	Jeffrey Greenberg
Title:	Authorized Signatory

Aquiline Capital Partners LLC

By:	/s/ Jeffrey Greenberg
Name:	Jeffrey Greenberg
Title:	Authorized Signatory

Aquiline Holdings LLC

By:	/s/ Jeffrey Greenberg
Name:	Jeffrey Greenberg
Title:	Authorized Signatory

Aquiline Holdings LP

By:	Aquiline Holdings GP Inc., general partner of Aquiline Holdings LP

By:	/s/ Jeffrey Greenberg
Name:	Jeffrey Greenberg
Title:	Authorized Signatory

CUSIP NO. 05566T101	Schedule 13D/A

Aquiline Holdings GP Inc.

By:	/s/ Jeffrey Greenberg
Name:	Jeffrey Greenberg
Title:	Authorized Signatory

Aquiline Holdings (Offshore) L.P.

By:	Aquiline Holdings GP (Offshore) Ltd., general partner of Aquiline Holdings (Offshore) L.P.

By:	/s/ Jeffrey Greenberg
Name:	Jeffrey Greenberg
Title:	Authorized Signatory

Aquiline Holdings GP (Offshore) Ltd.

By:	/s/ Jeffrey Greenberg
Name:	Jeffrey Greenberg
Title:	Authorized Signatory

Jeffrey Greenberg

/s/ Jeffrey Greenberg
Jeffrey Greenberg